WARSHAW BURSTEIN, LLP 575 Lexington Avenue New York, NY 10022 Telephone: 212-984-7700 www.wbny.com

June 12, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Attention: Mr. Robert Augustin

                  Ms. Jane Park

Re:	Nexalin Technology, Inc.

Registration Statement on Form S-1

Filed May 23, 2024

File No. 333-279684

Ladies and Gentlemen:

On behalf of our client, Nexalin Technology, Inc., a Delaware corporation (the “Company”), we are writing to submit the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form S-1 filed on May 23, 2024 (File No. 333-279684, the “Registration Statement”), contained in the Staff’s letter dated June 5, 2024 (the “Comment Letter”).

For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response.

Registration Statement on Form S-1

1. We note your disclosure on page 4 relating to your joint venture established for the clinical development, marketing, sale and distribution of your second generation transcranial Alternating Current Stimulation devices in China and other countries in the region. Additionally, we note your disclosure in your Form 10-Q for the quarterly period ended March 31, 2024 that you “receive revenue from the sale in China of our Devices to [y]our distributor and from the sale of products relating to the use of those Devices” and “derive revenue as a royalty fee from the China-based manufacturer for electrodes ordered in connection with [y]our China sales.” To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023.

WARSHAW BURSTEIN, LLP

United States Securities and Exchange Commission

Division of Corporation Finance - Office of Industrial Applications and Services

June 12, 2024

Response: The Company respectfully advises the Staff that the Company does not conduct the majority of its operations in China.

The Company is a Delaware corporation with its business headquarters and a warehouse located in Houston, Texas. All members of the Company’s management team are located in the United States. The Company’s President and Chief Executive Officer, Mark White, conducts his business operations through the Company’s headquarters in Texas. Dr. David Owens, the Company’s Chief Medical Officer, operates from Georgia; Michael Nketiah, the Company’s Senior Vice President of Quality, Regulatory and Clinical Affairs, operates from California; and Marilyn Elson, the Company’s Controller, operates from New Jersey. The Company’s financial services team is located in Arizona, and the Company utilizes manufacturing facilities, and research and development consultants, located in California. All members of the Company’s board of directors reside in the United States. The Company has no employees or office in China and none of the Company’s operations are conducted in China.

Company personnel located in the United States oversee all clinical protocol development for Food and Drug Administration submissions and clinical trial investigations for future treatment indications (which regulatory clearance submissions are discussed beginning on page 7 of the Registration Statement). Clinical and pilot testing of the Company’s devices is conducted both in the United States and in China. However, all activity in China is conducted by and through the Company’s Hong Kong-registered joint venture with Wider Come Limited (as described in more detail beginning on page 7 of the Registration Statement).

The Company’s revenue is derived from the sale of devices and equipment, as well as related licensing fees. During the 2023 fiscal year, 96.7% of the Company’s revenue was derived from sales in the United States, with the remaining 3.3% of revenues being attributable to China-based sources. For the first fiscal quarter of 2024, 70.5% of the Company’s revenue was derived from sales in Oman, and 29.5% of the quarterly revenue came from U.S. sales (with no revenue from China). The Company may derive additional revenue from China in the future as a result of sales of devices and equipment and the receipt of licensing fees.

Please do not hesitate to contact Martin Siegel, of Warshaw Burstein, LLP, at (212) 984-7741 with any questions or comments regarding this letter.

Best regards,

/s/ Warshaw Burstein, LLP

cc:	Nexalin Technology, Inc.
Mark White, President and Chief Executive Officer